

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2022

Zhifan Zhou
Chairman and Chief Executive Officer
Hainan Manaslu Acquisition Corp.
B3406, 34F, West Tower, Block B
Guorui Building, 11 Guoxing Avenue
Haikou, Hainan Province, People's Republic of China 570203

> **Re: Hainan Manaslu Acquisition Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 15, 2022**
> **File No. 333-261340**

Dear Mr. Zhou:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 24, 2022 letter.

Amendment No. 2 to Registration Statement on Form S-1

General

1. We note your statement on the cover page that you will not undertake your initial business combination with any PRC entity with a variable interest entity, or VIE, structure. Please revise your disclosure to clarify that this may limit the pool of acquisition candidates in the PRC. Also discuss how, and the extent to which, the pool of available companies in the PRC may be limited including, for example, acknowledging whether certain industries may prohibit foreign investment. Please include risk factor disclosure as appropriate.

Cover Page

2.   You state that your principal executive offices are located in China and all of your executive officers and directors are located in or have significant ties to China. Given the risks of doing business in the PRC, please revise the cover page to disclose that the location of your offices in China, and the location of your executive officers and directors in or their ties to China, may make you a less attractive partner to a non-China- or non-Hong Kong-based target company, which may make it more difficult for you to consummate a business combination in the PRC. Please include risk factor disclosure as appropriate.

3.   We note your statement that you do not believe you are directly subject to the recent regulatory actions or statements by the PRC to regulate business operations in China or that they have any impact on your ability to accept foreign investments, or list on a U.S. or other foreign exchange. Please revise your cover page to address how recent statements and regulatory actions by China's government, such as those related to data security or anti-monopoly concerns may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange in the future.

Summary
Risks Associated with Acquiring and Operating a Business in China, page 36

4.   Please disclose in the summary that the legal and regulatory risks associated with being based in China or Hong Kong may make you a less attractive partner in an initial business combination than a SPAC without any ties to China or Hong Kong. Please also state that your ties to China or Hong Kong may make it harder for you to complete an initial business combination with a target company without any such ties. Please also state this in the first bullet point on page 35, as well as in the first risk factor on page 40.

5.   Please revise your summary risk factors section to specify that the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, could result in a material change in your operations and/or the value of the securities you are registering for sale.

Description of Securities
Enforcement of Civil Liabilities, page 157

6.   We note your statement on page 73 that all of your directors and officers currently reside outside of the United States and that after your initial business combination, it is possible that a majority of your directors and officers will live outside the United States. Please expand your disclosure in this section to address how this impacts the ability of shareholders to enforce their legal rights under United States securities laws.

      You may contact Melanie Singh at 202-551-4074 or Maryse Mills-Apenteng at 202-551-3457 with any questions.

                                     Sincerely,

                                     Division of Corporation Finance
                                     Office of Real Estate & Construction

cc: Richard Anslow